December 12, 2011

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:            DAM Holdings, Inc. (now Premier Beverage Group Corp.)
Form 8-K
Filed October 24, 2011
File No. 000-50370

Dear Mr. Reynolds:

Reference is made to the above-captioned file.

We hereby respectfully request a further extension to respond to your comment letter dated November 16, 2011 with respect to the above-captioned matter. We request that we be provided until Friday, December 23, 2011 to file our responses.

Additional time is required to complete our responses. In particular, we need additional time to respond to comments 15, 18 and 19, which require that our financial statements be brought forward through September 30, 2011 and then be reviewed by our auditor. We are working on these statements now and expect to have them available for our auditor by the end of this week. He has advised that he needs several days after receipt thereafter to complete his review.

We appreciate your consideration of our request.

Very truly yours,

PREMIER BEVERAGE GROUP CORP.

By: /s/ Fouad Kallamni
       President

Premier Beverage Group Corp | 501 Madison Avenue | Suite 501 | New York | NY | 10022